

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2011

<u>Via Facsimile</u>
Mr. Roland O. Burns
Senior Vice President
Comstock Resources, Inc.
5300 Town and Country Blvd., Suite 500
Frisco, Texas 75034

  **Re: Comstock Resources, Inc.**
     **Form 10-K for Fiscal Year Ended December 31, 2010**
     **Filed February 22, 2011**
     **Definitive Proxy Statement on Schedule 14A**
     **Filed April 4, 2011**
     **Response Letter Dated September 15, 2011**
     **File No. 1-03262**

Dear Mr. Burns:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

1.      We note in the reserve report that you have not attributed overhead to any of your properties.  Please tell us why you believe this is correct.

2.      We also note a significant number of proved undeveloped gas wells in Louisiana and a few in Texas that are only economically positive on an undiscounted basis or discounted at less than 10% with payouts, in some cases, in the decades.  Please verify to us that you are still planning to drill these marginally economic wells, even at current gas prices.

3.      If you do plan on drilling the wells noted in the comment above, disclose the marginal nature of these wells and the economic risks that they pose.  Please revise your document accordingly.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note (1) Summary of Significant Accounting Policies, page F-7

Property and Equipment, page F-9

4.      Your response to prior comment number 10 from our letter dated August 31, 2011 indicates that prices used to determine estimated future cash flows for purposes of impairment testing are escalated at 5% per year until such prices "reach a cap which reflects historical market price ceilings".  Explain to us more clearly how this cap is determined and the actual caps for oil and gas as of December 31, 2010 and September 30, 2011.  Separately, in view of the trend in gas prices from January 1, 2010 through September 30, 2011, explain to us why you believe the use of escalated prices is reasonable.

5.      Your response to prior comment number 10 also indicates that operating costs and development costs in your cash flow projections are inflated based upon "future estimated cost inflation factors".  Tell us how these factors are determined, and indicate the specific values used as of December 31, 2010 and September 30, 2011.

6.      Tell us whether, as of December 31 2010 or September 30, 2011, there are any properties for which net book value exceeded undiscounted future net cash flows if revenues were determined based on either actual prices as of the dates the estimates were prepared or un-escalated forward prices for the next three years.  Identify any such properties for us.  Additionally, tell us the carrying value of the properties as well as the extent to which book value exceeded undiscounted future net cash flows under both pricing scenarios.

Definitive Proxy Statement on Schedule 14A

Related Party Transaction, page 11

1.      We note your response to comment 12 from our letter dated August 31, 2011.  Please
        provide disclosure in future filings that explains the standards applied by the Audit
        Committee when deciding whether to approve a related party transaction.


        You may contact Tracie Towner at (202) 551-3744, or Brad Skinner, Senior Assistant
Chief Accountant at (202) 551-3489, if you have questions regarding comments on the financial
statements and related matters.  You may contact Ron Winfrey, Petroleum Engineer, at (202)
551- 3704 for questions about engineering comments.  Please contact Tim Levenberg at (202)
551-3707 or me at (202) 551-3740 with any other questions.

                                        Sincerely,

                                        /s/ A.N. Parker *for*

                                        H. Roger Schwall
                                        Assistant Director